Contact

www.linkedin.com/in/mark-watson-11427b3 (LinkedIn)

Mark Watson

Owner, Keel Asset Management LLC
Greater Chicago Area

Summary

Mark W. Watson is CEO and Founder of Keel Asset Management LLC (www.keelasset.com), a financial advisory firm with offices in Chicago and on Cape Cod provides socially responsible financial planning and investment advisory services to nonprofits, public and corporation pension plans.

Keel is currently constructing a social impact bond to provide telemedicine for two diverse communities in the Commonwealth of Massachusetts. Previously, Mr. Watson served as President and Senior Portfolio Manager of The Kenwood Group, Inc. a Chicago based institutional investment advisor, Managing Director of Equinox Capital Management, LLC in New York City, and Vice President, US Portfolio Manager/Analyst at Chicago based PPM America, the North American subsidiary of London based Prudential, PLC. Mr. Watson began his career at the First National Bank of Chicago (now a part of J.P. Morgan Chase and Co.)
A native of Chicago, Mr. Watson holds a MBA '92 with a concentration in finance from the University of Chicago. He graduated from the University of Illinois at Champaign in 1985 with a B.S. of Finance with Honors.

Mr. Watson is currently am Advisory Board member of the Cape Development Partnership, a Cape Cod based economic development community lending and affordable housing nonprofit's a former board member of the Social Venture Network; an affiliate of the Boston Area Sustainable Investment Consortium; a member of US/SIF;   Chair of the Asset Management Committee for the Triskeles Foundation, an Advisory Board Member of the Fair Food Network; an Overseer of the Museum of Fine Arts-Boston and Chair of The Highlands Center. Mr. Watson was Board Chair of the DuSable Museum of African American History for two successive terms

Experience

Keel Asset Management LLC
Owner
December 2005 - Present (17 years 11 months)
Chicago, Boston

Education

The University of Chicago Booth School of Business
Master of Business Administration (MBA), Finance, General · (1987 - 1992)

University of Illinois Urbana-Champaign
· (1981 - 1985)